UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Notes due 2013
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Axtel, S.A.B. de C.V., a variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Axtel” or the “Company”), first incurred the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on April 5, 2004, in connection with the effectiveness of a Registration Statement on Form F−4 (Commission File No. 333−114196) filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2004, as amended by Amendment No. 1 filed with the Commission on May 6, 2004, Amendment No. 2 filed with the Commission on June 10, 2004, Amendment No. 3 filed with the Commission on July 2, 2004 and Amendment No. 4 filed with the Commission on July 12, 2004.

B. For the 12 months preceding the filing of this Form 15F, Axtel has filed or submitted all reports required under section 15(d) of the Exchange Act and corresponding Commission rules, including its Annual Report on Form 20−F for the fiscal year ending December 31, 2008, which it filed on April 30, 2009.

Item 2. Recent United States Market Activity

On July 15, 2004 Axtel filed a prospectus with the Commission relating to an offering of $175,000,000 principal amount of 11.00% senior notes due 2013 issued by Axtel, in exchange for Axtel’s substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

On August 11, 2005 Axtel filed a prospectus with the Commission relating to an offering of $75,000,000 principal amount of additional 11% senior notes due 2013 issued by Axtel, in exchange for Axtel’s substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act.

Since that time, Axtel has not conducted any other offerings of securities required to be registered under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

The class of securities that are the subject to this form are not listed on any stock exchange.

Item 4. Comparative Trading Volume Data

Not Applicable.

Item 5. Alternative Record Holder Information

Not Applicable.

Item 6. Debt Securities

As of September 25, 2009, the number of record holders of Axtel’s debt securities on a worldwide basis was as follows:

Debt Securities	Number of Record Holders
11.00% Senior Notes Due 2013	19
7.625% Senior Unsecured Notes Due 2017	23
9.00% Senior Unsecured Notes Due 2019	38

All of the debt securities listed in the table above were issued in the form of global securities, which were deposited with, or with a custodian for, The Depository Trust Company (“DTC”). As of September 25, 2009, the total number of record holders of all of Axtel’s debt securities on a worldwide basis was 80, as shown on the position listings furnished to Axtel by DTC.

Item 7. Notice Requirement

A. Axtel published a notice as required by Rule 12h−6(h), disclosing Axtel’s intent to terminate its duty to file reports under Section 15(d) of the Exchange Act in a press release dated October 7, 2009. A copy of the press release is attached as Exhibit 99.1 to this Form 15F. A copy of the press release was submitted to the Commission on Form 6−K, which was filed on October 7, 2009.

B. Axtel provided the press release to PRNewswire, which disseminated the notice in the United States on October 7, 2009. The notice was disseminated in Mexico and Europe through the Mexican Stock Exchange and Thompson Reuters, respectively. Additionally, a copy of the notice was e-mailed to the Company investor’s list and was also published on Axtel’s website at www.axtel.com.mx.

Item 8. Prior Form 15 Filers

Not Applicable.

PART II

Item 9. Rule 12g3−2(b) Exemption

Not applicable.

PART III
Item 10. Exhibits

Exhibit 1.1	Press Release pursuant to Rule 12h−6(h) under the Exchange Act, dated October 7, 2009.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Axtel, S.A.B. de C.V. has caused this certification to be signed on its behalf by the undersigned duly authorized person. In so Axtel, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h−6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Axtel, S.A.B. de C.V. By: /s/ Felipe Canales Tijerina Name: Felipe Canales Tijerina Title: Chief Financial Officer
Date: October 7, 2009